Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 08.14.2023

1. Documents Uploaded:
   a. Amendment Filing Summary of Changes (new)
   b. Form SBSE-A/A:
      Section IV – Principals Effecting or Involved in Effecting SBS Business
      Remove: Morgan Stanley Domestic Holdings, Inc.
      Add: Morgan Stanley Capital Management, LLC
      Schedule D of Form SBSE-A
   c. Items 13a and 13b – supplemental Information (previous updated)
   d. Form 7-R - updated